EXHIBIT 99.1

Key information relating to the cash dividend to be paid by Golar LNG Limited (Ticker: GLNG)

Reference is made to the second quarter 2024 report released on August 15, 2024. Golar LNG Limited (“Golar”), NASDAQ ticker: GLNG, has declared a total dividend of $0.25 per share to be paid on or around September 3, 2024.  The record date will be August 26, 2024.
Due to the implementation of the Central Securities Depository Regulation (“CSDR”), please note the information below on the payment date for the small number of Golar shares registered in Norway’s central securities depository (“VPS”):

  Dividend amount: $0.25 per share
  Declared currency: USD. Dividends payable to shares registered in the VPS will be distributed in NOK
  Last day including right: August 22, 2024
  Ex-date: August 23, 2024
  Record date: August 26, 2024
  Payment date: On or about September 3, 2024. Due to the implementation of CSDR in Norway, dividends payable to shares registered in the VPS will be distributed on or about September 5, 2024.

Golar LNG Limited
Hamilton, Bermuda
August 15, 2024

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act